FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 18, 2005, announcing that Registrant has had changes in its Board of Directors, including a new CEO and Chairman.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: July 19, 2005

Gilat Announces Changes in Board of Directors
Mr. Amiram Levinberg named CEO and Chairman of the Board

Petah Tikva, Israel, July 18, 2005 – Gilat Satellite Networks Ltd. (NASDAQ: GILTF) today announced changes in its board of directors and management, including the nomination of Mr. Amiram Levinberg as the Company’s Chairman of the Board and Chief Executive Officer. The announced changes were made in connection with Bank Hapoalim informing the Company that it has completed the sale of its $70.4 million loan and the corresponding warrant to York Capital Management.

In addition, Bank Hapoalim has granted to York an option to purchase 1,000,809 of its approximately 3.3 million Gilat shares. At the same time, Bank Hapoalim sold an additional 1,250,000 shares to Mivtach Shamir Holdings Ltd. Bank Hapoalim and Mivtach Shamir agreed to provide York with a proxy to vote all of these approximately 3.3 million Gilat shares as part of the transaction. The proxy is to remain valid until the earlier of two years from the closing and the date upon which such shares are sold.

York Capital Management is an investment fund headquartered in New York City with approximately $6 billion in assets.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments. Mivtach Shamir Holdings Ltd. is an investment company traded on the Tel-Aviv stock exchange that focuses on investments in areas such as technology, communications, real-estate and venture capital.

In connection with the transaction, six existing members of the Board resigned and new directors were appointed. The resigning directors include Gilat’s Chairman and Chief Executive Officer, Mr. Shlomo Rodav, as well as Robert Bednarek, Pinchas Buchris, Gideon Chitayat, Abraham Neyman, and external director, Ms. Linda Harnevo. External director Mr. Haim Benjamini will continue to serve on the Company’s board.

In addition to Mr. Benjamini and joining the Company’s board of directors is chairman of the board Mr. Amiram Levinberg, co-founder and President of Gilat from 1995-2003; Mr. Jeremy Blank, vice president of York Capital Management and former vice president within Morgan Stanley’s fixed income and investment banking departments; Dr. Udi Ganani, Chairman of the board of Aeronautics Defense Systems and former Chief Executive Officer of Israel Military Industries Ltd.; Ms. Karen Sarid, General Manager of Orex Computed Radiography Ltd., a Kodak company and former Chief Financial Officer and Board member of Foresoft Ltd., a subsidiary of the Formula Group; and Mr. Izhak Tamir, President and Director of Orckit Communications Ltd. In accordance with the Israeli Companies Law, the appointment of Mr. Levinberg as both CEO and Chairman of the Board is subject to shareholder approval.

The Company also announced that it intends to convene a special shareholders meeting on August 30, 2005. Among the items on the agenda will be the re-election of the new members of the Company’s Board of Directors, the appointment of Amiram Levinberg as chairman of the board and chief executive officer, and the nomination of Ms. Leora Meridor, as external director to replace Ms. Linda Harnevo. Ms. Meridor has served as the chairman of Bezeq International since January 2001.

Amiram Levinberg, Gilat’s new chairman of the board said: “I want to thank Shlomo Rodav for his devoted service to the Company. Shlomo deserves substantial credit for the significant re-organization process Gilat has undergone during the past two years. Such process has been instrumental in the stabilization of the Company”.

Mr. Levinberg added: “Today’s market is more competitive and the goal of achieving profitability and growth has become increasingly challenging.  I am returning home to the company I was privileged to co-found with a new mission: to re-strengthen Gilat’s market position, extend its technological leadership and leverage the Company into new markets and service offerings. I know I have a great team working with me in pursuing these goals “.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.”

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat's Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel. +972-3-9252408; hanitar@gilat.com